UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DULUTH HOLDINGS INC.

(Name of Issuer)

Class B Common Stock, no par value per share

(Title of Class of Securities)

26443V101

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]

Rule 13d-1(b)

[  ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 26443V101

1)

Name of Reporting Person

Stephen L. Schlecht

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [  ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	11,490,905(1)(2)

6)	Shared Voting Power:	0

7)	Sole Dispositive Power:	11,490,905(1)(2)

8)	Shared Dispositive Power:	0

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

11,490,905(1)(2)

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11)

Percent of Class Represented by Amount in Row (9)

35.3%(2)(3)(4)(5)

12)

Type of Reporting Person

IN

(1)

Consists of 3,364,200 shares of Class A Common Stock and 8,126,705 shares of Class B Common Stock held of record by Mr. Schlecht.

(2)

Each share of Class A Common Stock is convertible at any time into one share of Class B Common Stock.

(3)

Based on the aggregate number of shares of Class A Common Stock beneficially owned by Mr. Schlecht, which is treated as converted into Class B Common Stock only for purposes of computing the percentage ownership of the Reporting Person.

(4)

Based on 29,214,676 shares of Class B Common Stock outstanding as of December 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 28, 2018 and as filed with the SEC on December 7, 2018, plus the of shares of Class A Common Stock beneficially owned by Mr. Schlecht, which are treated as converted into Class B Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(5)

Each share of Class B Common Stock is entitled to one vote, and each share of Class A Common Stock is entitled to ten votes. There were 3,364,200 shares of Class A Common Stock outstanding as of December 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 28, 2018 and as filed with the SEC on December 7, 2018, all of which are beneficially owned by Mr. Schlecht. The percentage reported does not reflect the ten for one voting power of the Class A Common Stock.

SCHEDULE 13G

CUSIP No.

26443V101

ITEM 1(a).

Name of Issuer

DULUTH HOLDINGS INC.

ITEM 1(b).

Address of Issuer’s Principal Executive Offices.

201 East Front Street
Mount Horeb, Wisconsin  53572

ITEM 2(a).

Names of Persons Filing.

Stephen L. Schlecht

ITEM 2(b).

Address of Principal Business Office of Each of the Persons Specified in 2(A) above.

201 East Front Street
Mount Horeb, Wisconsin  53572

ITEM 2(c).

Citizenship or Place of Organization.

United States

ITEM 2(d).

Title of Class of Securities.

This Statement pertains to the shares of Class B Common Stock, no par value, of Duluth Holdings Inc.

ITEM 2(e).

CUSIP Number.

26443V101

ITEM 3.

If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.

Ownership.

The information contained in Items 5 – 11 on the cover page is incorporated herein by reference.

ITEM 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [  ]

ITEM 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7.

Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or Control
Person.

Not Applicable.

ITEM 8.

Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.

Notice of Dissolution of Group.

Not Applicable.

ITEM 10.

Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of the 20th day of January, 2019

/s/ Stephen L. Schlecht

Stephen L. Schlecht